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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **May, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: May 14, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

GOLDWEDGE PROGRESS, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", MARCH 17, 2008 MANHATTAN, NEVADA, The Company has completed the first core drill hole on the Dixie-Comstock property located in Churchill County, Nevada. Drill holes two and three are in progress. The program is drilling the untested southwest extension of an epithermal gold-silver system that occurs within a heavily altered gabbroic intrusive sequence, according to Roland M. Larsen, qualified person. All of the drill holes have tested an altered gabbro that includes long sections of altered, bleached, pyritized and silicified veins within the target section. Most of the assay results are pending. The mineralized zone toward the southwest along strike is essentially unexplored, good results could significantly increase the areal extent of the gold mineralization on this property. Fire assay results from the Company's in-house laboratory, does include random checks with an outside laboratory for gold and silver, of the second drill hole (DC-2-08) as received includes the upper portion of this hole from 0'- 190 feet. The drill indicated section (45 degree inclination) from 10' to 185' or 175' has returned continuous gold mineralization with a section of higher grade gold values that include long intervals of lower grade gold values within the entire (175 feet) section. Some of the better intervals within this section include:

> 10' of 0.048 opt @ 20'-30'
> 5' of 0.257 opt @ 40'-45'
> 25' of 0.0756 opt @ 20'-45'
> 40' of 0.144 opt @ 20'-55'
> 5' of 0.723 opt @ 45'-50'
> 10' of 0.386 opt @ 45'-55'
> 10' of 0.043 opt @ 70'-80'
> 5'of 0.101 opt @ 90'-95'
> 10' of 0.041 opt @ 85'-95'
> 5' 0.110 opt @ 135'-140'
> 10' of 0.090 opt @ 135'-140'
> 45' of 0.096 opt. @ 135'-180'
> 10' of 0.236 opt @ 170'-180'

DC-08-2 is in progress and is expected to extend to approximately 900 feet drill depth, only the upper portion to 203 feet has been assayed. The gold mineralization occurs as disseminations within the gabbro and as close spaced inclined and horizontal quartz and calcite veins within this unit.

This property has had considerable drilling, at least 200 RC and core drill holes, activity over the years by several major companies. The results reveal a near surface epithermal gold-silver system that is drill tested over a strike length of 1,100 feet and is more than 600 feet in width. As indicated previously RSM plans to evaluate the potential for expanding the identified gold mineralized system along strike and later to better define the existing mineralization with strategic infill drill holes that should help to define the known resource.

RSM is an exploration and development company with advanced gold projects in Nevada.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

For more information contact:

```
          Mr. Rich Kaiser
   Royal Standard Minerals Inc.
        Investor Relations
          1-800-631-8127

           Roland Larsen
   Royal Standard Minerals Inc.
    Qualified Person NI-43-101
          775-487-2454
        775-775-2460 (FAX)
```